NOTICE OF SPECIAL MEETING OF STOCKHOLDERS OF
CROWN OIL COMPANY, (UTAH)

Salt Lake City, Utah

To the Stockholders of Crown Oil Company:

Please take notice that the Board of Directors have called a special meeting of the Stockholders of Crown Oil Company to be held outside of the principal office of the Corporation in Utah, on May 8, 1968 at 2:00 p.m. in St. George, Utah at the St. George Travelodge Motel, to consider and act upon the following resolutions passed unanimously by the Board of Directors at their meeting held
April 18, 1968.

1. RESOLVED: That the letter of intent proposal made to Crown Oil Company by the Bagdad Chase Mining Company in its letter dated April 15, 1968 to acquire all the assets of this corporation and assume its liabilities, in exchange for 80,000 shares of Bagdad Chase, Inc. common stock be and is hereby accepted.

2. RESOLVED: That the members of this Board are of the opinion that they can correct the deficiency now existing in the corporation's amount of cash called for in the said proposal through a loan or loans to the corporation. Such loan or 10iins to receive the corporation's promissory note described as follows, and the issuance of Same is hereby authorized.

Maturity:	Ten years.

Interest:	60/0 per annum, non-compound.

Interest
Payable:	Callable: At maturity, but annually when earned.
		Any time @ face amount plus 1000/0 premium.

Convertible:	Any time into 10 shares of Crown Oil Company common
		stock for each dollar face amount of note.

Subordinated:	To all other debt of the company.

Notes to be issued in any event to not over ten (10) individuals or estates and pursuant to an investment letter to be signed by the purchaser signifying his intent to hold said note as an investment.

3. RESOLVED: That this corporation be dissolved, and the officers of this corporation are hereby authorized and directed to take all actions necessary to carry out such dissolution as soon as it is, in their opinion, practical under the circumstances.

Dated: April 25, 1968

Richard M. Lade Secretary